SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2021

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR JUNE TRAFFIC JUMPS from 0.4m TO 5.3m GUESTS
72% LOAD FACTOR AS COVID VACCINES SEE EU RECOVERY BEGIN

Ryanair Holdings plc today (2 July) released June traffic statistics as follows:

	JUN 2020	JUN 2021	LOAD FACTOR
Ryanair Group	0.4m	5.3m	72%

QUARTER 1 STATS:

	GUESTS	LOAD FACTOR
Apr	1.0m	67%
May	1.8m	79%
Jun	5.3m	72%
Q1 TOTAL	8.1m	73%

Ryanair operated over 38,000 flights in June with a 72% load factor.

ENDS

For further info

please contact:

Alejandra Ruiz                         Piaras Kelly
Ryanair DAC                            Edelman Ireland
Tel: +353-1-9451799                 Tel: +353-1-592 1330
press@ryanair.com                     ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 02 July, 2021

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary